Nabors Corporate Services, Inc.
515 West Greens Road, Suite 1200
Houston, Texas 77067
VIA EDGAR AND FACSIMILE
August 23, 2010
Evan S. Jacobson
Attorney-Advisor
Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-3628

Re:	Superior Well Services, Inc. Schedule TO-T Filed on August 12, 2010 Filed by Diamond Acquisition Corp. and Nabors Industries Ltd. File No. 005-80915
Dear Mr. Jacobson:
     On behalf of Nabors Industries Ltd. (“Nabors”) and Diamond Acquisition Corp. (“Offeror” and collectively with Nabors, the “Company”), this letter responds to the letter of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”), dated August 19, 2010, setting forth comments to Schedule TO-T filed by Nabors and Offeror with the U.S. Securities and Exchange Commission (the “Commission”) on August 12, 2010. Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses. In addition, Amendment No. 1 to the Schedule TO-T is being filed by Nabors and Offeror today with the Commission by electronic submission. Any terms not defined herein shall have the meanings set forth in the Offer to Purchase.
Schedule TO-T
1.	We note that the offer to purchase is dated August 11, 2010, but the Schedule TO was not filed until August 12, 2010. Note that under Exchange Act Rule 14d-3(a), you are required to file the Schedule TO on the date of commencement of the tender offer. Please tell us when you commenced the tender offer, and the date upon which the offer to purchase was delivered to Superior Well Services, Inc. and its security holders.

The Offer commenced and the Offer to Purchase was delivered to Superior Well Services, Inc. and its security holders on August 11, 2010 after the Commission’s official business hours. Georgeson Inc., the Information Agent for the Offer, has provided the Company with an Affidavit of Mailing stating the commencement date of August 11, 2010. Concurrently with commencement of the Offer, the Company filed its Schedule TO, which was accepted for filing by the Commission at 7:33 p.m. on August 11, 2010 and the filing appeared on the Commission’s website the following morning. We note that Rule 13(d) of Regulation S-T permits an electronic filer to file a document with the Commission electronically “if such publication or distribution does not occur during the official business hours of the Commission, as soon as practicable on the next business day.” In addition, Rule 13(d) of Regulation S-T provides that “[a]ny associated time periods shall be calculated on the basis of the publication or distribution date (as applicable), and not on the basis of the date of filing.” Accordingly, the commencement date of the Offer and related periods is August 11, 2010, and the Schedule TO was timely filed.
Exhibit 99(A)(1)(A): Offer to Purchase
Acceptance for Payment and Payment for Shares, page 11
2.	On page 12, you state that you reserve the right to transfer or assign the right to purchase shares in the offer. Please confirm your understanding that any entity to which you assign the right to purchase shares in the offer must be included as a bidder in the offer. Including additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.

Offeror understands that any entity to which it assigns the right to purchase shares in the Offer must be included as a bidder in the Offer and may require Offeror to disseminate additional offer materials and to extend the term of the Offer.
Withdrawal Rights, page 14
3.	We note your statement on page 15 that you will determine, in your sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and your determination will be “final and binding.” Please delete this language, or disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

The disclosure appearing on page 15 of the Offer to Purchase has been revised in response to the Staff’s comment.
Purpose of the Offer; The Merger Agreement; Statutory Requirements; Appraisal Rights; “Going Private” Transactions; Plans for Superior, page 23
The Merger Agreement, page 23
4.	We note your statement on page 23 that “[t]his summary has been included to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Nabors or Superior in the public reports filed with the SEC by each party.” The merger agreement was filed as an exhibit to a publicly filed document. Please revise to remove the implication that the referenced merger agreement and the summary thereof do not constitute public disclosure. See Exchange Act Release No. 34-51283 (March 1, 2005).

The disclosure appearing on page 23 of the Offer to Purchase has been revised in response to the Staff’s comment.

5.	You state that the merger agreement and the related summary “are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Nabors, Offeror, or Superior.” Similar language is included in the final sentence of the second paragraph of the “Representations and Warranties” section on page 26. The fact that a required exhibit, such as a merger agreement, is not prepared as a disclosure document does not mean that the exhibit does not constitute disclosure to investors. See Exchange Act Release No. 34-51283 (March 1, 2005). Please revise to clarify that the terms and information in the merger agreement should not be relied on as disclosure about the merger parties without consideration of the entirety of public disclosure of the merger parties as set forth in all of their respective public reports with the SEC.

The disclosure appearing on pages 23 and 26 of the Offer to Purchase has been revised in response to the Staff’s comment.
Representations and Warranties, page 26
6.	We note your statement that “[t]he representations and warranties contained in the Merger Agreement were made solely for purposes of the Merger Agreement and are qualified by information in confidential disclosure schedules provided by Superior to Nabors and Offeror in connection with the signing of the Merger Agreement.” Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws. See Exchange Act Release No. 34-51283 (March 1, 2005).

The disclosure appearing on page 26 of the Offer to Purchase has been revised in response to the Staff’s comment.
Appraisal Rights, page 31
7.	We note your statement on page 32 that the “foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by Superior stockholders desiring to exercise any available appraisal rights.” We note similar language following the discussion of the Tender Agreement on page 33. Although you may include appropriate disclaimers concerning the nature of a summary generally, the summary must be complete in describing all material provisions. Please confirm your understanding in your response letter.

Offeror understands that the summary of appraisal rights must be complete in describing all material provisions relating to appraisal rights.

Source and Amount of Funds, page 33
8.	We note your disclosure on page 7 that Nabors will provide Diamond Acquisition Corp. with sufficient funds to purchase all shares validly tendered in the offer. Please disclose any alternative financing arrangements or alternative financing plans in the event the primary financing plans fall through; if none, so state. See Item 1007(b) of Regulation M-A.

The disclosure appearing on page 33 of the Offer to Purchase has been revised in response to the Staff’s comment.

9.	Your statement on page 7 that Nabors will provide Diamond Acquisition Corp. with “sufficient funds” suggests that Diamond Acquisition Corp. could borrow funds from [Nabors] for purposes of the offer. You also disclose that Nabors will have sufficient cash and/or available credit facilities to acquire all of the outstanding shares pursuant to the offer. Disclosure pursuant to Item 1007(d) of Regulation M-A should be provided if Nabors plans to lend money to Diamond Acquisition Corp., draw on an existing credit facility, or enter into a new credit facility. Please revise your document accordingly, or explain to us why Item 1007(d) is not applicable. In addition, please note that if Item 1007(d) disclosure is required, any applicable loan agreement should be filed as an exhibit. See Item 1016(b) of Regulation M-A.

The disclosure appearing on page 33 of the Offer to Purchase has been revised in response to the Staff’s comment.
Conditions of the Offer, page 33
10.	A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please revise the conditions in the second (clause 1) and third bullet points of this section to include an objective standard, such as a standard of reasonableness, against which the offeror’s discretion may be judged. In addition, we note that the first sentence of the paragraph on page 34 following the specified offer conditions states that the conditions may be asserted by the offeror regardless of the circumstances giving rise to any such conditions. This appears to imply that you may assert an offer condition even when the condition is triggered by your own action or inaction. Please revise.

The conditions in the second (clause 1) and third bullet points of this section have been revised in response to the Staff’s comment. The disclosure appearing in the first sentence of the paragraph following the specified offer conditions on page 34 of the Offer to Purchase also has been revised in response to the Staff’s comment.

11.	The first paragraph following the specified offer conditions states that each offer condition shall be deemed an ongoing right which may be asserted at “any time and from time to time.” Please revise this statement to indicate that offer conditions, other than those dependent upon the receipt of government approvals, may only be asserted as of expiration of the offer as opposed to “at any time and from time to time.” That is, the triggering event and the corresponding determination of whether to assert or waive the condition must occur on or before expiration of the offer, and not after that time. Please also make conforming changes to the introductory paragraph in this section.

The disclosure appearing in the first sentence of the paragraph on page 34 following the specified offer conditions and the disclosure in the introductory paragraph in this section have been revised in response to the Staff’s comment.

12.	The first paragraph following the specified offer conditions discusses your failure to exercise any of the rights described in this section. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition(s). As you acknowledge on page 10, depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, however, as the language on page 34 seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

Offeror understands that it may not simply fail to assert a triggered offer condition, and thus effectively waive it, without officially waiving such a condition.

13.	When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Although you acknowledge this to an extent on page 10, please confirm your understanding in your response letter.

Offeror understands that when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, Offeror should promptly inform Superior stockholders regarding how Offeror intends to proceed.
*      *      *
     In addition to the Company’s responses above, the Company acknowledges that:
•	Nabors and Offeror are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Nabors and the Offeror may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions, please do not hesitate to contact me at (281) 775-8166. You may send correspondence to me via facsimile at (281) 775-4319. In addition, please feel free to contact Charles J. Conroy at (212) 530-5671 or Roland Hlawaty at (212) 530-5735, both of Milbank, Tweed, Hadley & McCloy LLP.

Sincerely,
/s/ LAURA W. DOERRE
Laura W. Doerre, Esq.
Vice President and General Counsel

Enclosures

cc:	David Wallace — Superior Well Services, Inc.
Brett E. Braden — Latham & Watkins, LLP
Michael E. Dillard — Latham & Watkins, LLP
Charles J. Conroy — Milbank, Tweed, Hadley & McCloy LLP
Roland Hlawaty — Milbank, Tweed, Hadley & McCloy LLP